SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

CAPITAL GOLD CORPORATION
(Name of Subject Company)

CAPITAL GOLD CORPORATION
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

14018Y205
(CUSIP Number of Class of Securities)

Christopher M. Chipman
76 Beaver Street, 14th Floor
New York, New York 10005
(212) 344-2785
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Barry I. Grossman, Esq.
Sarah E. Williams, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017
(212) 370-1300

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

Capital Gold Responds to Timmins Gold Hostile Bid
and Reaffirms Support for Gammon Transaction

NEW YORK, February 14, 2011 – Capital Gold Corporation (TSX:CGC; NYSE AMEX: CGC) acknowledges that on February 10, 2011, Timmins Gold Corp. (“Timmins”) filed a Form F-4 Registration Statement  (the “F-4”) to proceed with an unsolicited exchange offer to acquire control of Capital Gold Corporation (“Capital Gold”).

In the F-4, Timmins questions Capital Gold’s rejection of its previously announced proposal, the due diligence process undertaken by the special committee of the Board of Capital Gold (the “Special Committee”) and the Capital Gold Board’s unanimous determination to terminate consideration of the Timmins proposal.

In response to Timmins’ assertions, Capital Gold wishes to provide additional information about the process undertaken, to summarize its concerns about the Timmins’ proposal and to highlight a number of the reasons why the Capital Gold Board supports a transaction with Gammon Gold Inc. (“Gammon”).

Timmins’ Proposal and the Special Committee’s Due Diligence Process

On December 23, 2010, a representative of Timmins contacted Capital Gold’s legal advisor to indicate that the proposal previously made by Timmins for a “merger of equals” remained open.  The proposal was not materially different from that made on September 3, 2010, which proposed an all-stock transaction in which each share of Capital Gold’s stock would be exchanged for 2.27 shares of Timmins’ stock. Notwithstanding the fact that Capital Gold’s Board had unanimously determined, on three separate prior occasions, that the Timmins proposal was not superior to the terms set forth in the agreement and plan of merger, dated as of October 1, 2010, by and among Gammon, Capital Gold Acquireco, Inc. and Capital Gold (the “Merger Agreement”), based on the price at which Timmins’ stock traded during the month of December 2010 and advice of financial and legal counsel, it was determined that the Capital Gold Board had a fiduciary duty to further explore the Timmins proposal and to determine if it was a superior proposal, as defined in the Merger Agreement.

On January 6, 2011, members of the Special Committee and its financial and legal counsel met with representatives of Timmins and its advisors to discuss aspects of the Timmins proposal.  During that meeting, Timmins represented that Timmins had sufficient cash available to pay the termination fee and other transaction expenses required by the Merger Agreement and to fund ongoing operations of both Timmins and Capital Gold going forward.  During that meeting, Timmins was advised that, in order for the Capital Gold Board to determine if the Timmins proposal was a superior proposal, Capital Gold would need to conduct and be satisfied with the results of comprehensive legal, operational, financial and technical due diligence with respect to Timmins.  The Special Committee informed Timmins that such due diligence was necessary because of, among other factors, the “going concern” issue set forth in Timmins’ most recent financial statements and concerns that Timmins had insufficient cash to pay the termination fee, other transaction costs, and the ability to finance operations of the combined companies going forward.  As such, Timmins was given a due diligence production request, together with a list of detailed financial and operational questions that were appropriate considering the nature of the transaction.

After initial resistance from Timmins, a site visit to Timmins’ San Francisco Mine was arranged; however, Timmins refused to grant Capital Gold’s Chief Financial Officer access to the site or critical financial documents at that time.  Subsequent to the site visit, representatives of Capital Gold provided Timmins with a second due diligence request list focused particularly on Timmins’ operations.

In the weeks that followed, Timmins was unresponsive to Capital Gold’s due diligence requests and tried to dictate the depth and scope of Capital Gold’s due diligence review by limiting access to certain financial and technical information. Capital Gold was never provided access to Timmins’ financial books and records.  Despite these challenges, Capital Gold invested a considerable amount of time and money reviewing the limited due diligence materials produced by Timmins and publicly-available information. While individual members of Capital Gold’s Board based their determination on different reasons, they unanimously determined to terminate consideration of the Timmins proposal based on the due diligence conducted and determination made by the Special Committee that the Timmons proposal presented too high a level of financial risk.  Specifically:

1.	Financial Concerns

According to the information provided (and subsequently publicly disclosed by Timmins), Timmins had approximately $4 million in available cash on hand as of December 31, 2010, with current liabilities exceeding current assets.  Timmins has set forth its financial requirements for 2011 at the bottom of page 60 of the F-4 to include “exploration expenditures of C$21 million, capital expenditures of C$5 million for plant and equipment at the San Francisco Mine and expenditures of C$5 million for general and administrative expenses.”  A further $2.55 million in property option payments are also due in 2011.  Should Capital Gold choose to enter into an agreement with Timmins, additional one-time expenses of approximately $20 million would be payable, including the Gammon termination fee, change of control payments and advisory fees.  Additionally, with Timmins’ gold loan owing to Sprott Asset Management LP of approximately $13 million plus Capital Gold’s 2011 capital requirements of approximately $30 million, the combined entity would have 2011 capital requirements of in excess of $95 million.  It is estimated that a substantial portion of these expenditures would need to be funded from capital raised from third parties in the public markets.

Capital Gold believes that there is considerable risk associated with Timmins’ ability to raise that amount of capital.  Timmins clearly agrees with this assessment, as the F-4 highlights this risk on page 38: “Timmins’ inability to access additional capital could have a negative impact on its growth strategy”.  Moreover, even if Timmins were able to raise the necessary funds, given the volatility of Timmins stock price, it is reasonable to conclude that Timmins may be required to raise capital at a significant discount to prevailing market prices, which would cause immediate and perhaps substantial dilution to the proposed all stock consideration to be received by the Capital Gold stockholders under the Timmins proposal.  The Special Committee does not believe stockholders should be subjected to this amount of financial risk.

In addition to the above financial concerns, the Special Committee unanimously based their determination on the fact that the information provided by Timmins with respect to its financial position was not consistent with prior statements thus raising concerns about its management, internal financial controls, the ability to fund transaction costs and the operations of the combined company going forward. The Special Committee had the following concerns that led to their determination to terminate negotiations with Timmins:

2.	Operational Concerns

To the extent that Capital Gold was permitted to conduct timely due diligence on the operations of Timmins, the Special Committee noted that Timmins’ principal asset, the San Francisco Mine in Mexico, is in its initial start-up phase and has yet to reach the operating goals set forth in the November 2010 Micon Technical Report.  Capital Gold has concerns with respect to (i) the short mine life (ii) the variance in the life of mine grade disclosed and the actual grade that has been mined to date and what impact that has on the mine life, (iii) the variance in projected life of mine cash costs and the costs that have been published to date and what impact this will have on future cash flows and valuations, and (iii) ultimate leach recovery not reaching the life of mine expectation of 70%.

Capital Gold believes that the risk of operational issues is not insignificant.  Timmins clearly agrees with this assessment, as the F-4 highlights this risk on page 39: “Timmins has a limited operating history and therefore cannot ensure the long-term successful operation of its business or the execution of its business plan”.  The Special Committee does not believe its stockholders should be subjected to this amount of operational risk.

3.	Management Depth

Timmins’ inability to respond to Capital Gold’s due diligence requests in a timely manner, its lack of a full time chief financial officer and apparent lack of appropriate internal financial controls raises significant concerns among members of the Special Committee.  In the assessment of the Special Committee, the management of Timmins lacks sufficient depth to execute a transformational merger and to operate the combined companies going forward.  The Special Committee does not believe its stockholders should be subjected to this amount of management risk.

4.           Other Transaction Risk

Capital Gold has completed sufficient due diligence to determine, in the prudent exercise of its fiduciary duties and following a full and fair evaluation process, that the proposed exchange offer made to Capital Gold stockholders on February 10, 2011 by Timmins is not in the best interests of the Capital Gold stockholders.  However, the proposed Timmins exchange offer remains subject to a number of conditions as set forth in the F-4. The most critical include the reinstatement of a due diligence condition, a shareholder approval condition on the part of Timmins’ shareholders and a listing condition (Timmins’ common stock is not listed on any United States securities exchange), all of which raise material transaction risk in the Timmins offer.  The Special Committee does not believe its stockholders should be subjected to this amount of transaction risk.

By contrast, Gammon:

•	Has sufficient cash on hand to fund its own and Capital Gold’s operational goals going forward;

•	Does not require approval of its stockholders for the transaction with Capital Gold;

•	Has an established and experienced board and management team;

•
Is a New York Stock Exchange-listed company with financial controls in place consistent with the requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and all applicable legal and regulatory requirements;

•	Has experienced four quarters of consecutive growth; and

•	Has expanded their reserves in the last 6 months.

As such, the Capital Gold Board has determined that the Gammon transaction represents a significant growth opportunity for Capital Gold stockholders at much lower risk.

Accordingly, the Capital Gold Board continues to unanimously recommend to its stockholders that they vote in favor of the Gammon transaction.  Additional disclosure with respect to the Board’s deliberations will be set forth in an amendment to the Company’s Preliminary Proxy contained within Gammon’s Registration Statement on Form F-4.

About Capital Gold

Capital Gold Corporation (“Capital Gold” or the “Company”) is a gold production and exploration company. Through its Mexican subsidiaries and affiliates, it owns 100% of the “El Chanate” gold mine located near the town of Caborca in Sonora, Mexico.  On August 2, 2010, Capital Gold acquired Nayarit Gold Inc.  Capital Gold is focused on optimizing the El Chanate operations and advancing the Del Norte deposit in the Orion District in the state of Nayarit, Mexico.  Capital Gold also owns and leases mineral concessions near the town of Saric, also located in Sonora, that are undergoing exploration for gold and silver mineralization.  Additional information about Capital Gold and the El Chanate Gold Mine is available on the Company’s website, www.capitalgoldcorp.com.

Important Information about the Proposed Exchange Offer by Timmins

The exchange offer proposed by Timmins and referred to in this press release has not commenced.  As required, Capital Gold will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Capital Gold stockholders are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain additional important information.  Stockholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 as well as any other documents filed by Capital Gold in connection with the proposed exchange offer free of charge at the SEC’s website at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release and the statements of representatives and partners of Capital Gold related thereto, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects,” “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions.  Investors are cautioned that forward-looking statements are inherently uncertain and subject to material risks.  Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below.  Such forward-looking statements include comments regarding the future growth of the Company.  Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, strip ratio, tonnes mined, crushed or milled; delay or failure to receive board, regulatory or government approvals; the availability of adequate water supplies; mining or processing issues, and fluctuations in gold price and costs.  Many of these factors are beyond the Company’s control.  There can be no assurance that future developments affecting the Company will be those anticipated by management.

Any forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company’s filings with the Securities and Exchange Commission (the “SEC”), copies of which are available from the SEC or may be obtained upon request from the Company.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact:

Kelly Cody, Investor Relations Manager
Capital Gold Corporation
Tel: (212) 344-2785
Fax: (212) 344-4537
Email: kelly@capitalgoldcorp.com